Exhibit 99.1

IMPORTANT NOTICE TO SHAREHOLDERS WHO ARE UNITED STATES PERSONS

March 6, 2024

This statement is provided for shareholders of Sol-Gel Technologies Ltd. (the “Company”) who are United States persons (“U.S. Shareholders”) for purposes of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

We believe that the Company may meet the Code definition of a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2023. Accordingly, the Company is hereby making available a PFIC Annual Information Statement for its taxable year beginning on January 1, 2023 and ending on December 31, 2023 pursuant to the requirements of U.S. Treasury Regulation Section 1.1295-l(g)(l). The PFIC Annual Information Statement contains information to enable you, should you choose, to elect to treat the Company as a Qualified Electing Fund (“QEF Election”).

A U.S. Shareholder who makes a QEF Election generally is required to annually include, in the holder’s income, the holder’s pro rata share of the ordinary earnings and net capital gains of the Company for years in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. The QEF Election is made by completing and attaching Form 8621 for each PFIC to the U.S. Shareholder’s federal income tax return filed by the due date of the return, including extensions. For further information regarding making the QEF Election, please also see the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, to be filed with the Securities Exchange Commission on or around March 13, 2024.

U.S. shareholders are advised to consult with their tax advisors with respect to the 2023 PFIC Annual Information Statement.

Further information on PFIC rules is available at the U.S. Internal Revenue Service website, including the  following pages:

— Detailed information about PFICs and the QEF Election : https://www.irs.gov/forms-pubs/about-form-8621
— Instructions to complete IRS Form 8621: https://www.irs.gov/instructions/i8621
— IRS Form 8621: https://www.irs.gov/pub/irs-pdf/f8621.pdf

THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST U.S. SHAREHOLDERS IN MAKING CALCULATIONS AND DOES NOT CONSTITUTE TAX ADVICE. U.S. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS  CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF SOL-GEL TECHNOLOGIES LTD. IN THEIR OWN PARTICULAR SITUATIONS UNDER THE U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. LAW.

2023 PFIC Annual Information Statement

Sol-Gel Technologies Ltd.

Sol-Gel Technologies Ltd. (the “Company”) may be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The following information is provided to allow a shareholder (a “Shareholder”) to make an election under Section 1295 of the Internal Revenue Code (the “Code”) to treat the Company as a Qualified Electing Fund (“QEF Election”) for U.S. federal income tax purposes. The QEF Election is optional and can only be made by the Shareholder. The Company is unable to make this election on behalf of the Shareholder. Please note that a QEF Election may not be recognized for state income tax purposes in some states. The PFIC rules are complex. Please consult with your personal tax advisor to determine whether or not it is advisable for you to make a QEF Election with respect to your investment in the Company.

We recommend that all Shareholders who are subject to United States federal income taxation consult a U.S. tax advisor concerning the overall tax consequences of their ownership in the Company and their U.S. tax reporting requirements.

(1)	This PFIC Annual Information Statement applies to the taxable period of the Company beginning on January 1, 2023 and ending on December 31, 2023 (the “Taxable Year”).

(2)	During the Taxable Year, the Company’s per-share, per-day ordinary earnings and net capital gain were:

•	Ordinary Earnings:	USD 0
•	Net Capital Gains:	USD 0

(3)	The amount of cash and fair market value of other property distributed or deemed distributed by the Company to the Shareholder during the Taxable Year was:

•	Cash Distributions:	USD 0
•	Property Distributions:	USD 0

(4)
The Company will permit the Shareholder to inspect and copy the Company's permanent books of account, records, and such other documents as may be maintained by the Company that are necessary to establish that PFIC ordinary earnings and net capital gain, as provided in Section 1293(e) of the Code, are computed in accordance with U.S. income tax principles, and to verify these amounts and the Shareholder's pro rata share thereof.

Sol-Gel Technologies Ltd. By: __________________ Title:_____CFO____________

The following additional information is supplied to enable the Shareholder to complete IRS Form 8621:

Address of the Company: 7 Golda Meir Street, Weizmann Science Park, Ness Ziona, 7403650, Israel
Taxpayer Identification Number of the Company: 512544693